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June 13, 2016		Writer’s Direct Contact 212.468.8053 jbaris@mofo.com

FILED VIA EDGAR

Mark Cowan, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Victory Portfolios — Post-Effective Amendment No. 136;
File Nos.: 33-08982 and 811-04852

Dear Mr. Cowan:

On behalf of Victory Portfolios (the “Registrant”), we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided on March 22, 2016, relating to Post-Effective Amendment No. 136 to the Registrant’s Registration Statement on Form N-1A (File Nos. 33-08982 and 811-04852), filed on February 9, 2016 (“PEA 136”), to register 25 series portfolios of the Registrant (each, a “Fund,” and collectively, the “Funds”).

On April 21, 2016, the Registrant filed Post-Effective Amendment No. 139 (accession number 0001104659-16-113224) (“PEA 139”), pursuant to Rule 485(b)(1)(iii), to delay the effective date of PEA 136 until May 23, 2016.  On May 20, 2016, the Registrant filed Post-Effective Amendment No. 140 (accession number 0001104659-16-122295)(“PEA 140”), pursuant to Rule 485(b)(1)(iii), to delay the effective date of PEA 136 and PEA 139 until June 6, 2016.  On June 6, 2016, the Registrant filed Post-Effective Amendment No. 141 (accession number 0001104659-16-125619), pursuant to Rule 485(b)(1)(iii), to delay the effective date of PEA 136, PEA 139 and PEA 140 until June 13, 2016.

Below we identify in bold the Staff’s comments and note in regular type our responses.  Capitalized terms used but not defined in this letter have the meanings assigned to them in PEA 136.  We have attempted to accurately restate the Staff’s comments, which were provided orally by telephone.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make changes consistently throughout the documents, as appropriate.

General Comment

1)                                     Please consider whether the broad-based index used by each Fund is actually a broad-based index and not a secondary index.  See Securities Act Release No. 6988 (Apr. 6, 1993).

Response: The Registrant notes that each Fund includes at least one broad-based index that is an “appropriate broad-based securities market index,” as defined in Item 27(b) of Form N-1A.  Additionally, we note that some of the Funds include a secondary index in addition to a broad-based index.

Additional Comments

2)                                     Please revise the name of the “Victory RS Technology Fund” to be the “Victory RS Science and Technology Fund.”

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

3)                                     When a Fund has a high turnover rate, please consider adding “Active Trading Risk” as a principal strategy.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

4)                                     Victory RS Focused Opportunity Fund, page 1: Please revise the Fee Table such that “Dividend/Interest Expenses on Short Sales” appears beneath “Other Expenses.”

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

5)                                     Please note recapture should be limited to the lesser of: (1) the expense cap in effect at the time of waiver; and (2) the expense cap in effect at the time of recapture, as supported by clearly established accounting guidance.  See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73

Response:  The Registrant confirms that it intends to apply the guidance of 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 when and if Victory Capital recoups expenses in the future.  The Registrant will clarify that Victory Capital may recoup waived advisory fees and reimbursed expenses for up to three years after the fiscal year in which the waiver or reimbursement took place, subject to the lesser of any operating expense limits in effect at the time of the original waiver or the expense reimbursement at the at the time of the recoupment of or reimbursement.

6)                                     Please clarify that after the expiration of the expense limitation agreement, expenses may be higher.  Please also clarify that Victory Capital is permitted to recoup advisory fees waived and expenses reimbursed for up to three years.

Response:  The Registrant will add disclosure to address the Staff’s comment.

7)                                     Victory RS Focused Opportunity Fund, Principal Investment Strategies, page 3:  In the carryover paragraph on page 3, which states that: “The Fund’s use of short sales may create investment leverage in the portfolio, and the Fund may lose money both on the long positions in its portfolio and on the short positions,” please consider moving this statement to the Fund’s risk disclosure.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

8)                                     Victory RS Focused Opportunity Fund, Principal Investment Strategies, page 3:  Please confirm that the Fund’s investments in investment companies (including exchange-traded funds (“ETFs”) is less than one percent of expenses and that these expenses are included in “Other Expenses.”

Response:  The Registrant confirms that the Fund’s investments in investment companies (including ETFs) is less than one percent of expenses and that these expenses are included in “Other Expenses.”

9)                                     For Funds that invest in total return swaps, please confirm supplementally that the Funds will have an adequate amount of segregated liquid assets to cover their obligations.

Response:  The Registrant confirms that it will segregate an adequate amount of liquid assets to cover its obligations under total return swaps.

10)                              Please confirm supplementally whether any Fund will be sold through a bank.  If so, please include disclosure that the Fund is not insured by the FDIC, or any other federal government agency, is not a deposit of or guaranteed by a bank and may lose value.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

11)                              Victory RS Focused Opportunity Fund, Investment Adviser, page 5:  The disclosure states that “portfolio managers primarily responsible for day-to-day management of the Fund are members of the Adviser’s RS Investment Management investment team (referred to as an investment franchise).”  Please clarify the meaning of the investment team and “franchise.”

Response:  The Registrant believes that no change is necessary, and refers the Staff to page 176 of the Prospectus, which discloses that: “The Adviser is a multi-boutique asset manager comprised of multiple investment teams, referred to as investment franchises, each of which utilizes an independent approach to investing.  Two Victory Capital investment franchises, RS Investments and INCORE Capital Management, are responsible for the day-to-day investment management of certain Funds . . . .”

12)                              Victory RS Partners Fund, Fund Performance, page 15: Please revise the Total Returns Table to reflect the sales loads that the Fund could impose.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

13)                              Victory RS Partners Fund, Fund Performance, page 15: For the Bar Chart, please disclose performance as of the most recent quarter.

Response: The Registrant notes that each Fund’s fiscal year-end is December 31.  Accordingly, each Fund’s performance will include performance for the most recent quarter.

14)                              Victory RS Partners Fund, Fund Performance, page 16:  Please revise the Average Total Returns table such that the index applies to all Classes and not for each Class.

Response:  The Registrant notes that the returns of the broad-based securities index is restated with respect to each share Class because each share Class has a the different inception date.  When a Fund’s multiple Classes all have the same inception date, (e.g., Victory RS China Fund on page 96), the returns of the broad-based securities index are stated one time, following the returns for all share Classes, as required by Instruction 2(e) to Item 4.

15)                              Victory RS Partners Fund, Fund Performance, page 16:  In the narrative before the Average Total Returns table, reference is made to www.rsinvestments.com.  Please confirm supplementally that this will continue to be the website that shareholders may view for updated Fund performance information.

Response:  The Registrant confirms that no change to the website reference is necessary at this time.

16)                              Victory RS Large Cap Alpha Fund, Fee Table, footnote 3, page 23:  Footnote 3 discloses information with respect to contractual fee waivers.  Please consider whether a “net” line is necessary in the table.

Response:  The Registrant confirms that the amounts are being waived for one share Class (Class R) and believes that continuing to show the net line is appropriate.

17)                              Victory RS Large Cap Alpha Fund, Principal Investment Strategies, page 24:  In the discussion of the Fund’s principal investment strategies, please consider including that the 80 percent amount is net assets plus any borrowings for investment purposes.

Response:  The Registrant believes that no change is necessary in light of the disclosure applicable to all Funds on page 160 that states: “For purposes of a Fund’s investment strategy, “net assets” includes any borrowings for investment purposes.”

18)                              Victory RS Large Cap Alpha Fund, Principal Investment Strategies, page 24:  The disclosure says that “A company is considered to be large-capitalization if its market capitalization is at least $5 billion.”  Please consider whether the market capitalization range should be greater than $5 billion.

Response:  The Registrant believes that the market capitalization ranges are reasonable and consistent with industry definitions and that no change is necessary.

19)                              Victory RS Large Cap Alpha Fund, Principal Risks, page 25:  The Fund discloses “Mid-sized Companies Risk” as a principal risk.  Please consider whether this inclusion is appropriate, and whether investing in mid-sized companies should be included as a principal strategy.

Response:  The Registrant believes that no change is necessary.  The Registrant notes that the Fund invests primarily in large cap stocks, as defined in the “Principal Investment Strategies” section of its Fund Summary, but may invest in companies that are on the smaller end of the large cap spectrum. The Registrant believes that these companies may be subject to risks applicable to mid-sized companies, in addition to the risks applicable to large cap companies.  Accordingly, the Fund has included “mid-sized companies risk” as a principal risk.  The Fund, however, does not believe that investing in mid-sized companies should be included as a principal strategy.

20)                              Victory RS Large Cap Alpha Fund, Principal Risks, page 25:  Please consider whether the Fund should also include “Large-sized Companies Risk” as a principal risk.

Response:  The Registrant believes that no change is necessary, and that the risks associated with large-size companies are included within “Equity Securities Risk.”

21)                              Victory Global Natural Resources Fund, Principal Investment Strategies, page 34; Victory Global Fund, Principal Investment Strategies, page 77:  Please revisit the names rule as it applies to funds with “global” in their name, and consider revising the disclosure to expressly describe how the Fund will invest in countries throughout the world. See Rule 35d-1.

Response: The Registrant believes that the disclosure for the Victory Global Natural Resources Fund and the Victory RS Global Fund is appropriate as drafted, and notes that each Fund’s existing disclosure describes how each Fund will invest in countries throughout the world.  The Victory Global Natural Resources Fund’s disclosure states: “The Fund may invest in securities of issuers located anywhere in the world and normally will invest in securities of companies located in at least three countries, which may include the United States.”  The Victory RS Global Fund’s disclosure states: “Under normal circumstances, the Fund will invest in companies located in at least three different countries including the United States.  The Fund will normally invest 40% or more of its total assets in securities of non-U.S. companies.  The Fund may invest any portion of its assets in companies located in emerging markets.”

22)                              Victory Global Natural Resources Fund, Principal Investment Strategies, page 34:  The disclosure states that “The Fund invests, under normal circumstances, at least 80% of its net assets in securities of companies . . . principally engaged in natural resources industries.” Please consider revising the disclosure to indicate that the Fund will concentrate in the natural resources industry, or revise the disclosure as is necessary.

Response: The Registrant believes that no change is necessary.  The Registrant notes that the Fund has adopted a policy to concentrate its investments in the natural resources industries.

23)                              Victory Global Natural Resources Fund, Principal Risks, page 35: Please consider whether “Concentration Risk” is appropriate.

Response:  The Registrant believes that no change is necessary.  The Registrant notes that the Fund has adopted a policy to concentrate its investments in the natural resources industries.  The Registrant refers the Staff to the response to Comment 22 above.

24)                              Victory RS Mid Cap Growth Fund, Principal Investment Strategy, page 51: The disclosure says that “A company is considered to be a mid-capitalization company if it has a market capitalization of between $1 billion and 120% of the market capitalization of the largest company . . . .”  Please consider whether the market capitalization range should be greater than $1 billion.

Response:  The Registrant respectfully submits that a market capitalization between $1 billion and 120% of the market capitalization of the largest company in the Fund’s index is a reasonable and appropriate capitalization range limit for the Fund, and consistent with investor expectations and industry practice and compliant with Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”).  Consistent with the Rule 35d-1 Adopting Release (the “Adopting Release”),(1) the Registrant notes that a Fund may establish a reasonable definition of its market capitalization range.  The Registrant believes that it has developed and disclosed criteria that are reasonable because they establish a reasonable, static lower-bound and an upper-bound that is tied to an appropriately capitalized index.

(1)  Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) [66 FR 8509, 8513-8514 nn. 42-43 (Feb. 1, 2001), correction 66 FR 14828 (Mar. 14, 2001)].

25)                              Victory RS Growth Fund, Principal Investment Strategies, page 51: The disclosure says that “The Fund’s investment team currently considers a company to be large-cap if its market capitalization is at least $5 billion.”  Please consider whether the market capitalization range should be greater than $5 billion.

Response:  The Registrant believes that the market capitalization ranges are reasonable and consistent with industry standards and that no change is necessary.  The Registrant refers the Staff to the response to Comment 24 above.

26)                              Victory Science and Technology Fund, Fees and Expenses of the Fund, page 60:  Footnote 3 discloses information with respect to contractual fee waivers.  Please consider whether a line item is necessary in the table.

Response:  The Registrant confirms that amounts are being waived for one share Class (Class R) and continuing to show the net line is, therefore, appropriate.

27)                              Victory Science and Technology Fund, Principal Investment Strategies, page 61:  Please consider revising the definition of “science” and “technology” companies such that the definition is based upon the definition utilized by relevant indices.  Please also consider using the 50 percent of revenue test utilized by the Victory RS Global Natural Resources Fund as applied to science and technology.

Response:  The Registrant believes that the disclosure is appropriate as drafted, but will consider revising the disclosure in the future.

28)                              Victory Science and Technology Fund, Principal Risks, page 61:  Please consider revising the “Science and Technology Concentration Risk,” or adding concentration as a principal investment strategy.

Response:  The Registrant believes that no change is necessary.  The Registrant notes that the Fund has adopted a policy to concentrate its investments in the natural resources industries.

29)                              To the extent applicable, please confirm, supplementally, that the Funds do not intend to invest in conditional convertible securities. If a Fund does, please consider including relevant disclosure, as necessary.

Response:  The Registrant confirms that, currently, none of the Funds invest in, or intend to invest in, conditional or contingent convertible securities.  Accordingly, the Registrant believes that the disclosure is appropriate as is.

30)                              Victory RS Small Cap Equity Fund, Principal Risks, page 67; Victory RS Emerging Markets Fund, Principal Investment Strategies, page 82:  Please consider including principal risks associated with investing in convertible or preferred securities.

Response:  The Registrant believes that the risks of investing in convertible or preferred securities are sufficiently disclosed under “Equity Securities Risk” in “Additional Information About the Funds — Principal Investment Strategies and Risks:” “The market prices of equity securities, which may include common stocks and other stock-related securities such as preferred stocks, convertible securities, and depositary receipts, owned by a Fund may go up or down, sometimes rapidly or unpredictably” (emphasis added).

31)                              Victory RS Global Fund, Principal Risks, page 78:  Please consider whether any additional principal risks should be included with respect to American Depositary Receipts (ADRs).

Response:  The Registrant believes the risks associated with ADRs are similar to those of foreign securities traded on non-US exchanges and are adequately called out in the section entitled, “Foreign Securities Risk.”

32)                              Victory RS Emerging Markets Small Cap Fund, Principal Investment Strategies, page 87:  The disclosure states that “The Fund’s investment team currently considers a company to be a small-capitalization company if its market capitalization (at the time of purchase) is less than $5 billion . . . .”  Please consider whether the market capitalization range should be less than $5 billion.

Response:  The Registrant believes that the market capitalization ranges are reasonable and consistent with industry standards and that no change is necessary. The Registrant refers the Staff to the response to Comment 24 above.

33)                              Victory RS China Fund, Fees and Expenses of the Fund, page 92:  Please consider removing footnote 3 from the Annual Operating Expenses table as this footnote is not required by Form N-1A.

Response: The Registrant has deleted this footnote.

34)                              Victory RS China Fund, Principal Risks, page 94:  Please consider including “Underlying Fund Risk” as a principal risk.

Response:  The Registrant notes that, generally, the Victory RS China Fund limits its investments in shares of other investment companies to no more than 5% of its assets, and will invest in shares of ETFs to manage cash flows or to facilitate on or off boarding client flows or new mandates.  For these reasons, the Registrant does not consider the Victory RS China Fund’s investments in shares of other investment companies a principal strategy.

35)                              Victory INCORE Investment Quality Bond Fund, Fees and Expenses of the Fund, page 98:  Please consider adding “acquired fund fees and expenses” (“AFFE”) to the table, to the extent that it is applicable.

Response:  While the Registrant believes it is appropriate to include investment in ETFs as a principal strategy, it does not currently believe AFFE will exceed 1 basis point.

36)                              Victory INCORE Investment Quality Bond Fund, Loan Risk, page 101; Victory INCORE Low Duration Bond Fund, Loan Risk, page 107; Victory High Yield Fund, Loan Risk, page 113; Victory Floating Rate Fund, Loan Risk, page 131; Victory Strategic Income Fund, Loan Risk, page 137:  Please disclosure that investments in bank loans may not be securities and, thus, may not have the full protections of the federal securities laws.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

37)                              Victory INCORE Low Duration Bond Fund, Fees and Expenses of the Fund, page 104:  Footnote 3 discloses information with respect to contractual fee waivers.  Please consider whether a “net” line is necessary in the table.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

38)                              Victory High Yield Fund, Principal Investment Strategies, page 111; Victory Tax-Exempt Fund, Principal Investment Strategies, page 117; Victory Floating Rate Fund, Principal Investment Strategies, page 129; Victory Strategic Income Fund, Principal Investment Strategies, page 135:  To the extent applicable, please disclose the average maturity and duration of bonds held by the Funds in their portfolio of investments.

Response:  The Registrant believes that no change is necessary, and notes that there are no average maturity or duration requirements or restrictions with respect to the Funds.

39)                              For all Funds, please confirm, supplementally, that no Fund invests in bonds issued by Puerto Rico.  If a Fund does invest in bonds issued by Puerto Rico, please revise the disclosure as necessary.

Response:  The Registrant confirms that no Fund currently holds bonds issued by Puerto Rico.

40)                              Statutory Prospectus, pages 140-141:  Please consider adding “Management Risk” for all equity Funds in light of the disclosure on page 140.  Please also consider clarifying that each risk is a principal risk and, if not, remove those risks that are not principal risks.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

41)                              Statutory Prospectus, page 142:  Please confirm, supplementally, that “Cash Position Risk” is the same as temporary defensive risk.

Response:  The Registrant notes that “Cash position risk” is not the same as “temporary defensive risk.” Under the instructions to Item 9 of Form N-1A, a fund may take “temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions.”  The Registrant believes the risks of temporary defensive positions are sufficiently disclosed under “Temporary Defensive Strategies” in “Investment Practices, Instruments and Risks.”  The Registrant notes that unlike temporary defensive positions, which are inconsistent with the Fund’s principal investment strategies, “Cash Position Risk” communicates to investors that the Fund, consistent with its principal investment strategies, may hold any portion of its assets in cash or cash equivalents at any time or for an extended period of time.

42)                              Statutory Prospectus, Concentration Risk, page 143: Please include “Science” in the name of the “Technology Fund.”  Please also consider revising this risk should using “concentration” in the heading not accurately describe the risk.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

43)                              Statutory Prospectus, “RS International Fund,” page 152:  To the extent appropriate, please consider revising the disclosure concerning temporary investment risk to clarify whether this is a principal risk and whether this is a temporary defensive risk.

Response:  The Registrant believes that no change is necessary, and that the risks associated with temporary defensive positions are included within “Temporary Defensive Strategies.”

44)                              Statutory Prospectus, “Defensive Strategies,” page 154:  Please consider distinguishing this risk from other disclosure with respect to temporary defensive risk, to the extent appropriate.

Response:  The Registrant believes that no change is necessary, and that the risks associated with temporary defensive positions are included within “Temporary Defensive Strategies.”

45)                              Statutory Prospectus, “How Shares Are Priced,” page 169:  The disclosure states that “the Funds reserve the right to refuse any purchase or redemption order received after . . . .” Please provide, supplementally, the basis for the Funds right to refuse redemption orders.

Response:  This disclosure is intended to address unusual situations when certain markets (e.g., government securities dealers) close at a time other than the close of regular trading on the NYSE, when trading on the NYSE is restricted or during other emergency situations as permitted by the Securities Exchange Commission or by applicable order.  It is not intended to imply that the Fund can refuse redemption orders in its discretion.  The Registrant believes the disclosure is accurate and appropriate.

46)                              Statutory Prospectus, “How to Sell Shares,” page 169:  The disclosure states that the Funds reserve the right to redeem in-kind.  Please include disclosure that redemptions in-kind may subject shareholders to market risk and potential capital gains taxes when converting securities into cash.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

47)                              Appendix A, Supplemental Performance Information for Victory RS Focused Growth Opportunity Fund, page A-1:  Please provide the basis for including performance of the Similarly Managed Account, citing any no-action letters to the extent available.

Response:  The disclosure in the Appendix has been removed in its entirety.

48)                              Statement of Additional Information (“SAI”), Fundamental Investment Policies and Limitations of the Funds, page 5:  Under “Senior Securities,” please provide a description of the permissions allowed under the Investment Company Act of 1940, as amended.

Response:  The Registrant will include disclosure that generally describes examples of permissible transactions that may not involve the issuance of senior securities.

49)                              SAI, Additional Fundamental Policies for the Victory Tax-Exempt Fund and Victory High Income Municipal Bond Fund, page 7:  For each Fund, please revise the disclosure consistent with Rule 35d-1(a)(4).

Response:  The Victory Tax-Exempt Fund has a fundamental policy to invest at least 80 percent of its assets in tax-exempt securities, the interest on which is exempt from federal income tax, including the federal alternative minimum tax (“AMT”).

The Victory High Income Municipal Bond Fund has a fundamental policy to invest primarily in municipal obligations, the interest on which is exempt from federal individual income tax (but not necessarily the federal AMT.

These fundamental policies are consistent with the Staff’s position in Question 4 of the FAQ published on December 4, 2001, available at https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

Accordingly, the Registrant believes that no revision is necessary.

50)                              SAI, “Swap Contracts,” page 12:  Please consider adding a description of total return swaps.

Response: Registrant will revise the disclosure to address the staff’s comment.

* * * *

Registrant acknowledges that:

(1)                                 It is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

(2)                                 Staff comments or changes to disclosure in response to Staff comments in its Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(3)                                 It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

We appreciate your time and attention to PEA 136 and this letter responding to the Staff’s comments.  If you have any additional questions concerning the filing, please call me at (212) 468-8053 or Matthew J. Kutner at (212) 336-4061.

Very truly yours,

/s/Jay G. Baris

Jay G. Baris

cc:

Leigh A. Wilson, Chairman

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Michael D. Policarpo, II, Victory Capital Management Inc.

Scott A. Stahorsky, Victory Capital Management Inc.

Nathan J. Greene, Shearman & Sterling LLP

Edward J. Veilleux, Chief Compliance Officer

Matthew J. Kutner, Morrison & Foerster LLP